David S. Jennings, Esq.
330 Carousel Parkway, Henderson, Nevada 89014
Phone: (702) 595-5150 / Fax: (800) 731-6120
March 20, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Scott M. Anderegg, Staff Attorney, Division of Corporation Finance

Re:	Lans Holdings, Inc.
Registration Statement on Form S-1
Filed February 27, 2008
File No. 333-148395

We write on behalf of Lans Holdings, Inc. (the “Company”) in response to your letter of March 13, 2008, by H. Christopher Owings, Assistant Director of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Third Amended Registration Statement on Form S-1/A (the “Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1.           We note your response to comment 2 in our letter dated February 21, 2008.  Please add a risk factor to your prospectus that reflects the risk of liability that might ensue because the company had not yet been formed at the time it offered and issued shares to investors and investors were not made aware of this information at the time the offer and issuance of shares was made.  In this regard, consider discussing in the risk factor whether, if applicable, the investors have a right of rescission of their subscription agreement for the purchase of their shares.

In response to this comment, the Company added a risk factor as requested.

2.           Please also revise your signature page to ensure that it refers to the form under which you are currently filing or Form S-1.

In response to this comment, the Company revised the signature page accordingly.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ David S. Jennings
David S. Jennings